September 17, 2007
VIA EDGAR
Mr. Nicholas Panos
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HCC Insurance Holdings, Inc. Schedule TO-I filed August 23, 2007 File No. 005-43280
Dear Mr. Panos:
     The purpose of this letter is to respond to your request of August 30, 2007 for further information concerning any obligations of HCC Insurance Holdings, Inc. (“HCC”) to (i) file a registration statement with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its 2.00% Convertible Exchange Notes due 2021 (the “Notes”) pursuant to Section 12(g) of the Exchange Act and (ii) to file Exchange Act reports pursuant to Section 15(d) of the Exchange Act as a result of having filed a registration statement that has become effective pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Notes. Based upon our analysis set forth below, we conclude that such filing obligations are not applicable with respect to the Notes.
     1. Filing obligations under Sections 12(g) and 15(d) are not triggered if there are less than 300 record holders of a class of securities.
     Section 12(g) requires issuers to register a class of securities with the Commission pursuant to the Exchange Act in certain situations, but only if such class of securities is “held of record” by 500 or more persons.
     Section 15(d) requires an issuer to file periodic reports with the Commission if the issuer has filed a registration statement with respect to an issue of securities that has become effective under the Securities Act. The filing obligation prescribed by Section 15(d) is automatically suspended, however, if that class of securities is “held of record” by less than 300 persons.
Specialty Insurance since 1974

Mr. Nicholas Panos
September 17, 2007

     2. Pursuant to Exchange Act Rule 12g5-1(a)(3), beneficial owners of securities registered in the name of the Depository Trust Company (“DTC”) or its nominee in book entry form only are not included in the calculation of record holders.
     Rule 12g5-1 defines “held of record” for purposes of Sections 12(g) and 15(d). In Exchange Act Release No. 34-7492 (effective January 5, 1965), the Commission explained that in adopting Rule 12g5-1 it had rejected an alternative method of calculation that would have included beneficial owners as “holders of record” in order to simplify the process by which companies determined whether or not they are covered, stating that “[t]he Commission has determined not to adopt at this time the provision that securities registered in the name of a broker, dealer, or bank or nominee for any of them, and held in customers’ accounts, shall be counted as held of record by the number of separate accounts for which the securities are held.”
     Rule 12g5-1(a)(3) provides that “securities identified as held of record by one or more persons, as trustees, executors, guardians, custodians or in other fiduciary capacities with respect to a single trust, estate or account shall be included as held of record by one person.” Interpretation M.30 in the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations further states that institutional custodians, such as Cede & Co., are not single holders of record, but instead “each of the depository’s accounts for which the securities are held is a single record holder.” In a number of no-action letters addressing the applicability of Rule 12g5-1 in situations involving securities represented by one or more certificates registered in the name of the nominee of DTC in registered book-entry form only, the Commission staff has concurred with the position that the recordholders of the interests in the DTC system (i.e., the DTC participants), and not the beneficial owners, should be considered the “holders of record” for purposes of Rule 12g5-1. See e.g. GE Capital Public Finance, Inc. (pub. avail. September 25, 1991), AICCO, Inc. (pub. avail. April 3, 1995), First Union Residential Securitization Transactions, Inc. (pub. avail. April 1, 1997), KeyCorp Student Loan Trust 1996-A (pub. avail. May 9, 1997), and Boatman’s Nat’l Bank of St. Louis (pub. avail. January 30, 2006).
     3. The Trustee for the Notes has confirmed with DTC that there are less than 300 record holders of the Notes, calculated as described above.
     We have confirmed directly through DTC’s security position reporting system that there were only 174 DTC participants holding the Notes at December 29, 2006, the last business day of HCC’s 2006 fiscal year. Consistent with the staff’s guidance with respect to the determination of the number of record holders in the case of securities such as the Notes (as described in Section 2 above), there were therefore only 174 “holders of record” of the Notes for purposes of Sections 12(g) and 15(d) as of the end of HCC’s last fiscal year. We have no reason to believe that there were more than 300 holders of record of the Notes at the end of any fiscal year prior to December 31, 2006.

Mr. Nicholas Panos
September 17, 2007

     4. HCC is not required to comply with the obligations of Sections 12(g) or 15(d) with respect to the Notes.
     Because (i) a class of securities must have at least 300 holders of record before an issuer is required to comply with the obligations of Section 15(d), and 500 holders of record in the case of Section 12(g), and (ii) there were less than 300 holders of record of the Notes as of the end of HCC’s last fiscal year, we have concluded that HCC is not required to comply with the filing or registration requirements, as applicable, of Sections 12(g) and 15(d) of the Exchange Act with respect to the Notes.
     Please feel free to contact me at (713) 744-9647 or rrinicella@hcc.com should you have any outstanding questions or concerns regarding this matter.
Sincerely,

Randy D. Rinicella
Senior Vice President & General Counsel,
HCC Insurance Holdings, Inc.